



martin currie

# MONTHLY INSIGHT

At October 31, 2005

## THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

### IN BRIEF

| | |
|---|---|
| Net asset value per share | US$23.18 |
| Market price | US$24.55 |
| Premium/(discount) | 5.91% |
| Fund size | US$333.5m |

Source: State Street Corporation

| At October 31, 2005 | | US$ returns |
|---|---|---|
| | China Fund NAV % | MSCI Golden Dragon* % |
| One month | -6.9 | -7.5 |
| Year to date | -4.3 | -0.6 |
| One year | -1.0 | 11.2 |
| Three years %pa | 22.8 | 18.2 |

Past performance is not a guide to future returns.
Source: State Street Corporation. NAV-NAV performance.
*Source for index data: MSCI.

### MANAGER'S

Just as Tippi Hedren was unnerved when dive-bombed by a seagull in Hitchcock's horror flick "The Birds", so Chinese markets were scared by media coverage of bird flu in October. The Hang Seng fell by over 7%, the H-share index slipped by more than 9% and Taiwanese stocks traded 6% lower. The Renminbi (RMB) firmed marginally against a strong US dollar, but the Taiwanese dollar continued to depreciate, and is now down by almost 6% since the start of the year.

Of course, other factors - quite apart from pictures of dead chickens - were at play. Investors' renewed enthusiasm for Japan sucked Funds from the rest of the region. And the massive Initial Public Offering (IPO) of state-owned China Construction Bank flopped, as was foretold, but not before scooping up US$8 billion of capital that might have been better deployed elsewhere. For example, a number of cheap, small cap debutants quickly fell below their listing price or had their IPOs pulled altogether.

The encouraging economic figures released during October stood in contrast to the horrible stock market conditions. China's exports continue to grow rapidly, with the figure for September showing them to be 25.9% higher than last year. In consequence, China racked up another whopping trade surplus of US$7.6 billion. Inflation seems to be contained, with the official Consumer Price Index (CPI) figure for September showing prices just 0.9% higher than last year. A slight increase in M2 Money (a measure of total money supply that includes circulating cash, savings and other time deposits) supply and Renminbi loan growth even spurred some sell-side economists, putting a little too much faith in the precision of Chinese statistics, to herald a re-acceleration of Chinese growth. But this is not what the managers are finding on their many factory visits. Top line growth is generally good, but companies are facing a constant struggle with oversupply and are moderating investment.

As for the Communist Party, you would think it was looking for votes. The minimum salary on which tax is paid was doubled to Rmb1600 (about US$200) per month, thereby halving the number of taxpayers. The party's draft of its new five-year plan focused on issues such as healthcare (China is a socialist country where 80% of the population do not have any health insurance), education and even energy efficiency. The government continues to resist increasing electricity and gas prices to reflect the rise in oil and coal prices, and is thereby effectively robbing electricity generators and refiners to the short-term benefit of consumers. There will be no such pressures on President Bush, of course, when he visits China on November 18th. We wait to see if there will be an exchange of gifts (further Renminbi appreciation for a breakthrough on textile import talks perhaps?)

*Chris Ruffle, Martin Currie Inc*

### INVESTMENT STRATEGY

The Fund is currently 87.1% invested with holdings in 71 companies, three of which are unlisted.

The major portfolio change this month was to increase the weighting in the domestic A-share market to 13.6%. We are positive about A-shares, which are in the midst of radical reform: 220 companies, representing 30% of free market capitalisation, have already announced non-tradable share reform plans, clearing a long-term overhang. A full list of our A-share holdings is given inside, but some examples of new investments are: Tebian, China's largest maker of power transformers; Shanghai International Airport; Moutai, China's most famous liquor manufacturer; Zhenhua, the world's leading port machinery maker; and Yangtze Power, China's largest hydropower generator. Aside from these A-share purchases, we also bought holdings in: hotelier Shangri-La Asia, whose stock price has been depressed by the bird flu scare, but whose rooms are full; and Lianhua, a supermarket operator.

In October we booked losses on a number of stocks ahead of our fiscal year end, partly in order to offset large capital gains crystallised earlier in the year. This will result in a large dividend pay-out in December, for which we have readied cash.

*Chris Ruffle, Martin Currie Inc*

### DIRECT INVESTMENT MANAGER'S COMMENTARY

The State Administration of Foreign Exchange has published details of the new regulations relating to the offshore listing of People's Republic of China (PRC) companies, effective on November 1, 2005. This clarifies the procedures for application. It should re-vitalise private equity activity, effectively frozen until now by the uncertainties caused by the new regulations.

*KOH Kuek Chiang, Asian Direct Capital Management*

## FUND DETAILS

| | |
|---|---|
| Market cap | US$356.9m |
| Shares outstanding | 14,388,287 |
| Exchange listed | NYSE |
| Listing date | July 10, 1992 |
| Investment adviser | Martin Currie Inc |
| Direct investment manager | Asian Direct Capital Management |

Source: State Street Corporation.

## ASSET ALLOCATION



| | |
|---|---|
| Hong Kong | 37.3% |
| Hong Kong 'H' shares | 9.7% |
| Taiwan | 18.4% |
| Singapore | 1.4% |
| Shenzhen 'B' shares | 0.9% |
| United States | 1.7% |
| 'A' share access product | 13.6% |
| Direct | 4.1% |
| Other assets & liabilities | 12.9% |

Source: State Street Corporation

## SECTOR ALLOCATION

| | The China Fund, Inc | MSCI Golden Dragon |
|---|---|---|
| 'A' share access product | 13.6% | - |
| Information technology | 13.0% | 25.1% |
| Industrials | 11.0% | 11.5% |
| Consumer discretionary | 10.7% | 6.5% |
| Financials | 9.1% | 28.8% |
| Utilities | 6.7% | 5.8% |
| Consumer staples | 6.1% | 0.9% |
| Materials | 5.6% | 6.6% |
| Telecommunications | 4.7% | 8.5% |
| Healthcare | 4.3% | - |
| Energy | 2.3% | 6.3% |
| Other assets & liabilities | 12.9% | - |
| **Total** | **100.0%** | **100.0%** |

Source: State Street Corporation. Source for index data: MSCI

## PERFORMANCE (US$ RETURNS)

| | NAV % | Market price % |
|---|---|---|
| One month | -6.9 | -5.4 |
| Year to date | -4.3 | -25.0 |
| Three years %pa | 22.8 | 32.4 |

Past performance is not a guide to future returns.
Source: State Street Corporation

## DIRECT INVESTMENTS (4.1%)

| | | |
|---|---|---|
| CDW Holdings Ltd | Information technology | 2.2% |
| Global e Business | Information technology | 0.9% |
| Captive Finance | Financials | 0.9% |
| teco Optronics | Information technology | 0.1% |

## 15 LARGEST LISTED INVESTMENTS (36.7%)

| | | |
|---|---|---|
| Chaoda Modern Agriculture | Consumer staples | 3.8% |
| China Netcom | Telecommunications | 3.0% |
| China Life Insurance | Financials | 3.0% |
| Cathay Financial | Financials | 2.9% |
| Xinao Gas | Utilities | 2.6% |
| Zijin Mining | Materials | 2.3% |
| Solomon Systech | Information technology | 2.3% |
| TPV Technology | Industrials | 2.3% |
| China Minsheng Banking | Financials | 2.2% |
| Anhui Expressway | Utilities | 2.1% |
| Tripod Technology | Information technology | 2.1% |
| Synnex Technologies | Consumer discretionary | 2.1% |
| Li Ning | Consumer staples | 2.0% |
| Shenzhen Expressway | Utilities | 2.0% |
| Merry Electronics | Consumer discretionary | 2.0% |

Source: State Street Corporation

## FUND PERFORMANCE (BASED ON NET ASSET VALUE) (US$ RETURNS)

| | One month % | Three months % | Calendar year to date % | One year % | Three years % pa | Five years % pa | Since launch % pa |
|---|---|---|---|---|---|---|---|
| **The China Fund, Inc.** | **-6.9** | **-8.9** | **-4.3** | **-1.0** | **22.8** | **17.7** | **7.2** |
| MSCI Golden Dragon | -7.5 | -7.7 | -0.6 | 11.2 | 18.2 | 2.9 | n/a |
| Hang Seng Chinese Enterprise | -8.7 | -9.1 | 0.9 | 6.3 | 37.9 | 21.8 | n/a |

Past performance is not a guide to future returns.
Source: State Street Corporation. Launch date July 10, 1992. Three year, five year and since launch returns are all annualized.
Source for index data: MSCI for the MSCI Golden Dragon and Copyright 2005 Bloomberg LP for the Hang Seng Chinese Enterprise.

## PERFORMANCE IN PERSPECTIVE



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of October 31, 2005.

## THE CHINA FUND INC. PREMIUM/DISCOUNT



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of October 31, 2005.

## DIVIDEND HISTORY CHART



| | 1993 | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Total | 0.91 | 0.61 | 0.09 | 0.08 | 0.50 | 0.08 | 0.11 | 0.00 | 0.13 | 0.21 | 1.78 | 3.58 |
| Income | 0.09 | 0.01 | 0.09 | 0.08 | 0.50 | 0.08 | 0.11 | 0.00 | 0.13 | 0.06 | 0.07 | 0.20 |
| Long term capital | 0.04 | 0.24 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.67 | 3.27 |
| Short term capital | 0.79 | 0.36 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.15 | 1.04 | 0.11 |

Past performance is not a guide to future returns.
Source: State Street Corporation.

| Sector | Company (BBG ticker) | Price | Holding | Value $ | % of portfolio |
|---|---|---|---|---|---|
| **Hong Kong** | | | | | **37.3%** |
| Chaoda Modern Agriculture | 682 HK | HK$2.9 | 34,089,900 | 12,862,537 | 3.8% |
| China Netcom | 906 HK | HK$12.3 | 6,435,500 | 10,169,355 | 3.0% |
| China Life Insurance | 2628 HK | HK$5.7 | 13,497,000 | 9,924,009 | 3.0% |
| Xinao Gas | 2688 HK | HK$5.9 | 11,560,000 | 8,723,459 | 2.6% |
| Zijin Mining | 2899 HK | HK$2.5 | 24,800,000 | 7,837,775 | 2.3% |
| Solomon Systech | 2878 HK | HK$2.9 | 20,698,000 | 7,609,363 | 2.3% |
| TPV Technology | 903 HK | HK$5.9 | 9,968,000 | 7,586,388 | 2.3% |
| Li Ning | 2331 HK | HK$4.7 | 11,400,000 | 6,874,823 | 2.0% |
| Golden Meditech | 8180 HK | HK$1.4 | 27,900,000 | 4,894,611 | 1.5% |
| China Fire Safety | 8201 HK | HK$0.7 | 50,380,000 | 4,484,172 | 1.3% |
| Ports Design | 589 HK | HK$7.3 | 4,721,500 | 4,415,634 | 1.3% |
| Shangri-La Asia | 0069 HK | HK$10.9 | 3,100,000 | 4,338,768 | 1.3% |
| Global Bio-Chem Technology | 809 HK | HK$3.1 | 9,518,000 | 3,775,425 | 1.1% |
| Comba Telecom Systems | 2342 HK | HK$1.8 | 16,118,000 | 3,638,516 | 1.1% |
| FU JI Food & Catering | 1175 HK | HK$8.8 | 2,844,000 | 3,228,400 | 1.0% |
| China Shineway Pharmaceutical | 2877 HK | HK$3.3 | 7,615,000 | 3,192,481 | 1.0% |
| Digital China | 861 HK | HK$2.0 | 10,692,000 | 2,792,923 | 0.8% |
| Fountain Set | 420 HK | HK$3.0 | 6,714,000 | 2,598,230 | 0.8% |
| Natural Beauty Bio-Technology | 157 HK | HK$0.6 | 32,780,000 | 2,431,374 | 0.7% |
| TCL Multimedia Technology | 1070 HK | HK$1.2 | 15,988,000 | 2,412,987 | 0.7% |
| Ocean Grand Chemicals | 2882 HK | HK$1.0 | 17,379,000 | 2,174,561 | 0.6% |
| Asia Aluminum | 930 HK | HK$0.6 | 23,250,000 | 1,889,464 | 0.6% |
| China Power International | 2380 HK | HK$2.6 | 4,907,000 | 1,645,752 | 0.5% |
| China Rare Earth | 769 HK | HK$0.6 | 15,254,000 | 1,219,974 | 0.3% |
| Asia Zirconium | 395 HK | HK$0.7 | 13,196,000 | 1,191,558 | 0.4% |
| Beiren Printing Machinery | 187 HK | HK$1.3 | 7,000,000 | 1,155,801 | 0.4% |
| Nanjing Dahe Outdoor Media | 8243 HK | HK$0.2 | 37,500,000 | 1,064,214 | 0.3% |
| Sino Golf | 361 HK | HK$0.7 | 6,837,000 | 590,902 | 0.2% |
| Arcontech | 8097 HK | HK$0.1 | 18,386,000 | 237,171 | 0.1% |
| | | | | | |
| **Hong Kong 'H' shares** | | | | | **9.7%** |
| Anhui Expressway | 995 HK | HK$3.9 | 13,938,000 | 7,056,919 | 2.1% |
| Shenzhen Expressway | 548 HK | HK$2.5 | 21,494,000 | 6,792,949 | 2.0% |
| China Shenhua Energy | 1088 HK | HK$8.5 | 4,536,500 | 4,974,104 | 1.5% |
| BYD | 1211 HK | HK$10.9 | 3,225,000 | 4,555,320 | 1.4% |
| Sinotrans | 598 HK | HK$2.7 | 12,835,000 | 4,470,280 | 1.3% |
| China Oilfield Services | 2883 HK | HK$2.9 | 9,546,000 | 3,509,468 | 1.1% |
| Lianhua Supermarket | 980HK | HK$8.4 | 828,000 | 897,190 | 0.3% |
| | | | | | |
| **Taiwan** | | | | | **18.4%** |
| Cathay Financial | 2882 TT | NT$59.0 | 5,438,000 | 9,562,672 | 2.9% |
| Tripod Technology | 3044 TT | NT$69.6 | 3,334,095 | 6,916,323 | 2.1% |
| Synnex Technologies | 2347 TT | NT$40.6 | 5,682,164 | 6,875,873 | 2.1% |
| Merry Electronics | 2439 TT | NT$74.0 | 3,012,016 | 6,643,196 | 2.0% |
| Fubon Financial | 2881 TT | NT$29.0 | 7,180,952 | 6,206,805 | 1.8% |
| Advanced Semiconductor Engineering | 2311 TT | NT$20.5 | 8,046,000 | 4,904,123 | 1.5% |
| Wintek | 2384 TT | NT$46.1 | 2,908,209 | 3,995,900 | 1.2% |
| Data Systems Consulting | 2447 TT | NT$25.6 | 4,362,043 | 3,328,266 | 1.0% |
| Cheng Shin Rubber | 2105 TT | NT$24.2 | 4,129,481 | 2,978,509 | 0.9% |
| Yieh United Steel | 9957 TT | NT$10.5 | 9,483,000 | 2,967,721 | 0.9% |
| Taiwan Green Point | 3007 TT | NT$72.9 | 1,286,777 | 2,795,882 | 0.8% |
| Taiwan FamilyMart | 5903 TT | NT$48.0 | 1,645,592 | 2,354,244 | 0.7% |
| SinoPac | 2890 TT | NT$13.2 | 3,996,000 | 1,572,126 | 0.5% |
| | | | | | |
| **Singapore** | | | | | **1.4%** |
| Bio-Treat Technology | BIOT SP | SG$0.8 | 9,799,000 | 4,796,491 | 1.4% |
| | | | | | |
| **Shenzhen 'B' shares** | | | | | **0.9%** |
| China International Marine | 200039 CH | HK$6.5 | 3,425,890 | 2,850,415 | 0.9% |
| | | | | | |
| **United States** | | | | | **1.7%** |
| The9 | NCTY US | US$18.8 | 184,861 | 3,482,781 | 1.0% |
| China Techfaith Wireless | CNFT US | US$9.8 | 197,700 | 1,935,483 | 0.6% |
| Chindex International | CHDX US | US$3.7 | 69,987 | 257,552 | 0.1% |

| Sector | Company (BBG ticker) | Price | Holding | Value $ | % of portfolio |
|---|---|---|---|---|---|
| **'A' share access products** | | | | | **13.6%** |
| China Minsheng Banking | | US$0.5 | 16,172,864 | 7,342,480 | 2.2% |
| Shenergy | | US$0.7 | 5,940,000 | 3,896,640 | 1.2% |
| Shanghai Port Container | | US$1.4 | 2,434,945 | 3,376,295 | 1.0% |
| Shanghai Zhenhua Port Machinery | | US$1.1 | 3,102,911 | 3,358,281 | 1.0% |
| Qinghai Salt Lake Potash | | US$1.4 | 2,396,122 | 3,325,338 | 1.0% |
| Xinjiang Tebian Electric | | US$0.9 | 3,577,791 | 3,319,117 | 1.0% |
| China Yangtze Power | | US$0.9 | 3,699,980 | 3,313,332 | 1.0% |
| Shanghai International Airport | | US$1.8 | 1,799,974 | 3,306,192 | 1.0% |
| China Merchants Bank | | US$0.8 | 4,199,962 | 3,262,530 | 1.0% |
| Kweichow Moutai | | US$6.0 | 547,906 | 3,213,445 | 1.0% |
| iShares Asia Trust-FTSE/Xinhua | | HK$40.5 | 580,000 | 3,030,108 | 0.9% |
| China Petroleum & Chemical | | US$0.5 | 5,539,000 | 2,686,415 | 0.8% |
| Youngor | | US$0.4 | 4,423,873 | 1,800,516 | 0.5% |
| **Direct** | | | | | **4.1%** |
| CDW Holdings Ltd | | | 60,000,000 | 7,245,009 | 2.2% |
| Global e Business | | | 40,000 | 3,052,738 | 0.9% |
| Captive Finance | | | 2,000,000 | 3,045,000 | 0.9% |
| teco Optronics | | | 1,861,710 | 150,000 | 0.1% |
| **Other assets & liabilities** | | | | | **12.9%** |

## OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organized outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; or (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

The Fund is subject to the Investment Companies Act of 1940 which limits the means in which it can access the 'A' share market. The Fund will continue to seek the most efficient way in which to increase its 'A' share exposure ensuring ongoing compliance with its legal and regulatory obligations.

## CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com

**Important information**: This document is issued and approved by Martin Currie Inc (MC Inc), as investment adviser of the listed equity portfolio of the China Fund Inc (the Fund). MC Inc is authorized and regulated by the Financial Services Authority (FSA) and incorporated under limited liability in New York, USA. Registered in Scotland (No BR2575), registered address Saltire Court, 20 Castle Terrace, Edinburgh, EH1 2ES. Information herein is believed to be reliable but has not been verified by MC Inc. MC Inc makes no representation or warranty and does not accept any responsibility in relation to such information or for opinion or conclusion which the reader may draw from the newsletter. It explicitly does not accept responsibility for the views and opinions expressed by Asia Direct Capital Management.

The Fund is classified as a 'non-diversified' investment company under the US Investment Company Act of 1940. It meets the criteria of a closed ended US mutual fund and its shares are listed on the New York Stock Exchange. MC Inc has been appointed investment adviser to the listed equity portfolio of the Fund. Asian Direct Capital Management is the direct investment manager to the Fund.

Investors are advised that they will not generally benefit from the rules and regulations of the United Kingdom Financial Services and Markets Act 2000 and the FSA for the protection of investors, nor benefit from the United Kingdom Financial Services Compensation Scheme, nor have access to the Financial Services Ombudsman in the event of a dispute. Investors will also have no rights of cancellation under the FSA's Conduct of Business Sourcebook of the United Kingdom.

This newsletter does not constitute an offer of shares. MC Inc, its ultimate and intermediate holding companies, subsidiaries, affiliates, clients, directors or staff may, at any time, have a position in the market referred to herein, and may buy or sell securities, currencies, or any other financial instruments in such markets. The information or opinion expressed in this newsletter should not be construed to be a recommendation to buy or sell the securities, commodities, currencies or financial instruments referred to herein.

The information provided in this report should not be considered a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in an account's portfolio at the time you receive this report or that securities sold have not been repurchased.

It should not be assumed that any of the securities transactions or holdings discussed here were or will prove to be profitable, or that the investment recommendations or decisions we make in the future will be profitable or will equal the investment performance of the securities discussed herein.

Investing in the Fund involves certain considerations in addition to the risks normally associated with making investments in securities. The value of the shares issued by the Fund, and the income from them, may go down as well as up and there can be no assurance that upon sale, or otherwise, investors will receive back the amount originally invested. There can be no assurance that you will receive comparable performance returns, or that investments will reflect the performance of the stock examples contained in this document. Movements in foreign exchange rates may have a separate effect, unfavorable as well as favorable, on the gain or loss otherwise experienced on an investment. Past performance is not a guide to future returns. Accordingly, the Fund is only suitable for investment by investors who are able and willing to withstand the total loss of their investment. In particular, prospective investors should consider the following risks:

➔ The companies quoted on Greater Chinese stock exchanges are exposed to the risks of political, social and religious instability, expropriation of assets or nationalization, rapid rates of inflation, high interest rates, currency depreciation and fluctuations and changes in taxation, which may affect income and the value of investments.

➔ At present, the securities market and the regulatory framework for the securities industry in China is at an early stage of development. The CSRC is responsible for supervising the national securities markets and producing relevant regulations. The Investment Regulations, under which the Fund invests in the People's Republic of China ('PRC') and which regulate repatriation and currency conversion, are new. The Investment Regulations give CSRC and SAFE wide discretions and there is no precedent or certainty as to how these discretions might be exercised, either now or in the future. The Fund may, from time to time, obtain access to the securities markets in China via Access Products. Such products carry additional risk and may be less liquid than the underlying securities which they represent.

➔ During the past 15 years, the PRC government has been reforming the economic and political systems of the PRC, and these reforms are expected to continue, as evidenced by the recently announced changes. The fund's operations and financial results could be adversely affected by adjustments in the PRC's state plans, political, economic and social conditions, changes in the policies of the PRC government such as changes in laws and regulations (or the interpretation thereof), measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and the imposition of additional import restrictions.

➔ PRC's disclosure and regulatory standards are in many respects less stringent than standards in certain OECD countries, and there may be less publicly available or less reliable information about PRC companies than is regularly published by or about companies from OECD countries.

➔ The Shanghai Stock Exchange and Shenzhen Stock Exchange have lower trading volumes than most OECD exchanges and the market capitalisations of listed companies are small compared to those on more developed exchanges in developed markets. The listed equity securities of many companies in the PRC are accordingly materially less liquid, subject to greater dealing spreads and experience materially greater volatility than those of OECD countries. These factors could negatively affect the Fund's NAV.

➔ The Fund invests primarily in securities denominated in other currencies but its NAV will be quoted in US dollars. Accordingly, a change in the value of such securities against US dollars will result in a corresponding change in the US dollar NAV.

➔ The marketability of quoted shares may be limited due to foreign investment restrictions, wide dealing spreads, exchange controls, foreign ownership restrictions, the restricted opening of stock exchanges and a narrow range of investors. Trading volume may be lower than on more developed stockmarkets, and equities are less liquid. Volatility of prices can also be greater than in more developed stockmarkets. The infrastructure for clearing, settlement and registration on the primary and secondary markets may be underdeveloped. Under certain circumstances, there may be delays in settling transactions in some of the markets.

➔ The value of the fund's investment in any Quota will be affected by taxation levied against the relevant QFIIs or in respect of investments held in the relevant Quotas. The PRC taxation regime that will apply to QFIIs and investments made in or through QFII quotas is not clear. The Investment Regulations are new and do not currently expressly contemplate the treatment of QFIIs and investment made through QFII Quotas.

Martin Currie Inc, registered in Scotland (no BR2575)
Registered office: Saltire Court, 20 Castle Terrace, Edinburgh EH11 2ES  Tel: (44) 131 229 5252  Fax: (44) 131 222 2532   www.martincurrie.com/china
North American office:  1350 Avenue of the Americas, Suite 3010, New York, NY 10019, USA   Tel: 212 258 1900     Fax: 212 258 1919

Authorized and registered by the Financial Services Authority and incorporated with limited liability in New York, USA.